UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 1) (1)

Triton PCS Holdings, Inc. CL-A

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

89677M106

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89677M106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) K Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,053,100 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,053,100 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,053,100 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 4.913%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harwich Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,053,100 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,053,100 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,053,100 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 4.913%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) K Capital Offshore Master Fund (U.S. Dollar), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,715,843 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,715,843 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,715,843 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 2.761%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,337,257 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,337,257 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,337,257 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 2.152%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Abner Kurtin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,053,100 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,053,100 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,053,100 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 4.913%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Triton PCS Holdings Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1100 Cassatt Road Berwyn, PA 19312

Item 2.
(a)

Name of Person Filing
K Capital Partners, LLC (General Partner)

Harwich Capital Partners, LLC (Managing Member of K Capital Partners, LLC)

K Capital Offshore Master Fund (U.S. Dollar), L.P. (Limited Partnership)

Special K Capital Offshore Master Fund (U.S. Dollar), L.P. (Limited Partnership)

Abner Kurtin (Managing Member of Harwich Capital Partners, LLC)

(b)

Address of Principal Business Office or, if none, Residence
Each of the above reporting persons (except K Capital Offshore Master Fund (U.S. Dollar), L.P. and Special K Capital Offshore Master Fund (U.S.Dollar), L.P.) have their business address at:

                                                75 Park Plaza

                                                Boston, MA  02116

K Capital Offshore Master Fund (U.S. Dollar), L.P. and Special K Capital Offshore Master Fund (U.S.Dollar), L.P. have their registered address at the offices of:

                                                Walkers SPV Limited

                                                Walker House, P.O. Box 908GT

                                                Mary Street

                                                George Town, Cayman Islands

(c)

Citizenship
Mr. Kurtin is a United States Citizen.  Harwich Capital Partners, LLC and K Capital Partners, LLC were organized under the laws of Delaware.  K Capital Offshore Master Fund (U.S. Dollar), L.P. and Special K Capital Offshore Master Fund (U.S.Dollar), L.P. were organized under the laws of the Cayman Islands.

	(d)	Title of Class of Securities Class A Common Stock
	(e)	CUSIP Number CUSIP No. 89677M106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of December 31, 2004, the reporting persons may be deemed to beneficially own 4.913% shares of Class A Common Stock of Triton PCS Holdings Inc. Based upon there being 62,138,519 shares of Class A Common Stock outstanding, the shares of Class A Common Stock which the Partnerships may be deemed to beneficially own represents 4.913% of the outstanding shares of Class A Common Stock of Triton PCS Holdings Inc.

(a)

Amount beneficially owned:

i.                                          K Capital Partners, LLC:  3,053,100

ii.                                       Harwich Capital Partners, LLC:  3,053,100

iii.                                    K Capital Offshore Master Fund (U.S. Dollar), L.P.:  1,715,843

iv.                                   Special K Capital Offshore Master Fund (U.S.Dollar), L.P.:  1,337,257

v.                                      Abner Kurtin:  3,053,100

(b)

Percent of class:

i.                                          K Capital Partners, LLC: 4.913%

ii.                                       Harwich Capital Partners, LLC:  4.913%

iii.                                    K Capital Offshore Master Fund (U.S. Dollar), L.P.:  2.761%%

iv.                                   Special K Capital Offshore Master Fund (U.S.Dollar), L.P.:  2.152%

v.                                      Abner Kurtin:  4.913%

	(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

i.                                          K Capital Partners, LLC:  3,053,100

ii.                                       Harwich Capital Partners, LLC:  3,053,100

iii.                                    K Capital Offshore Master Fund (U.S. Dollar), L.P.:  1,715,843

iv.                                   Special K Capital Offshore Master Fund (U.S.Dollar), L.P.:  1,337,257

v.                                      Abner Kurtin:  3,053,100

		(ii)	Shared power to vote or to direct the vote Not Applicable
(iii)

Sole power to dispose or to direct the disposition of

i.                                          K Capital Partners, LLC:  3,053,100

ii.                                       Harwich Capital Partners, LLC:  3,053,100

iii                                       K Capital Offshore Master Fund (U.S. Dollar), L.P.:  1,715,843

iv.                                   Special K Capital Offshore Master Fund (U.S.Dollar), L.P.:  1,337,257

v.                                      Abner Kurtin:  3,053,100

		(iv)	Shared power to dispose or to direct the disposition of Not Applicable

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Various persons, as interest holders of K Capital Offshore Master Fund (U.S. Dollar), L.P. and Special K Capital Offshore Master Fund (U.S. Dollar), L.P., or otherwise as clients of K Capital Partners, LLC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Common Stock of Triton PCS Holdings Inc.  To the knowledge of the persons filing this report, no one such person’s interest in Class A Common Stock of Triton PCS Holdings Inc. is more than five percent of the total outstanding Class A Common Stock thereof.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 10th day of February, 2005.

K Capital Partners, LLC

By:	/s/ Robert T. Needham
	By:	Harwich Capital Partners, LLC
	Its:	Managing Member
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

Harwich Capital Partners, LLC

By:	/s/ Robert T. Needham
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

K Capital Offshore Master Fund (U.S. Dollar), L.P.

By:	/s/ Robert T. Needham
	By:	K Capital Partners, LLC, General Partner
	By:	Harwich Capital Partners LLC
	Its:	Managing Member
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

By:	/s/ Robert T. Needham
	By:	K Capital Partners, LLC, General Partner
	By:	Harwich Capital Partners LLC
	Its:	Managing Member
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

Abner Kurtin*

By:	/s/ Robert T. Needham
Robert T. Needham
Attorney in Fact

*Power of attorney, dated as of September 4, 2001, by Abner Kurtin is currently on file with the Securities and Exchange Commission and are incorporated herein by reference.

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of Class A Common Stock of Triton PCS Holdings Inc., and that the Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 10th day of February, 2005.

K Capital Partners, LLC

By:	/s/ Robert T. Needham
	By:	Harwich Capital Partners, LLC
	Its:	Managing Member
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

Harwich Capital Partners, LLC

By:	/s/ Robert T. Needham
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

K Capital Offshore Master Fund (U.S. Dollar), L.P.

By:	/s/ Robert T. Needham
	By:	K Capital Partners, LLC, General Partner
	By:	Harwich Capital Partners LLC
	Its:	Managing Member
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

By:	/s/ Robert T. Needham
	By:	K Capital Partners, LLC, General Partner
	By:	Harwich Capital Partners LLC
	Its:	Managing Member
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

Abner Kurtin*

By:	/s/ Robert T. Needham
Robert T. Needham
Attorney in Fact

*Power of attorney, dated as of September 4, 2001, by Abner Kurtin is currently on file with the Securities and Exchange Commission and are incorporated herein by reference.